FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

July 6, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	43,006,174
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	43,006,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,324,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	May 13, 2005	Faiqing Yang	May 12, 2010	$8.15	10,000
	June 1, 2005	John Zhang	May 31, 2010	$8.15	40,000
	June 1, 2005	Hongsheng Liu	May 31, 2010	$8.15	8,000
	June 1, 2005	Hargxiao Gao	May 31, 2010	$8.15	5,000
	June 1, 2005	Jenna Zhou	May 31, 2010	$8.15	3,000
	June 1, 2005	Grace Han	May 31, 2010	$8.15	1,000
	June 1, 2005	May He	May 31, 2010	$8.15	1,000
	June 1, 2005	Joyce Zhang	May 31, 2010	$8.15	3,000
	June 1, 2005	Nestor Vidal	May 31, 2010	$8.15	1,000
	June 1, 2005	Jesus Salazar	May 31, 2010	$8.15	500
	June 1, 2005	Fernando Alegre	May 31, 2010	$8.15	4,000
	June 1, 2005	Wilder Poma	May 31, 2010	$8.15	1,000
	June 1, 2005	Ever Duenas	May 31, 2010	$8.15	1,000
	June 1, 2005	Jorge Santiago	May 31, 2010	$8.15	1,000
	June 1, 2005	Lennin Soria	May 31, 2010	$8.15	1,000
	June 1, 2005	Jose Sanchez	May 31, 2010	$8.15	1,000
	June 1, 2005	Angel Sinche	May 31, 2010	$8.15	1,000
	June 1, 2005	Alfonso Malaga	May 31, 2010	$8.15	1,000
	June 1, 2005	Roger Arce	May 31, 2010	$8.15	1,000
	June 1, 2005	Oscar Barrera	May 31, 2010	$8.15	500
	June 1, 2005	Johny Gomez	May 31, 2010	$8.15	500
	June 1, 2005	Jesus Loayza	May 31, 2010	$8.15	500
	June 16, 2005	Timo Jauristo	June 15, 2010	$10.40	(1)300,000
				SUBTOTAL	386,000

(1)

Stock Options granted to Mr. Jauristo were granted as an inducement (which transaction was accepted by the Exchange on June 29, 2005)

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
June 14, 2005	Federico Solano	March 14, 2005	March 13, 2010	$12	500
				SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,710,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,902,000
	Additional shares Listed Pursuant to the Plan (ADD)			86,000
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,288,000*
	* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			52,500
	Additional shares Listed Pursuant to the Plan (ADD)			1,399,617
	Stock Options Granted (SUBTRACT)			(562,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			890,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of June 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	July 6, 2005

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

June 30, 2005

ITEM 3.

PRESS RELEASE

Issued June 30, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce that Timo Jauristo has joined the Company, effective July 4, 2005 in the capacity of Vice President, Corporate Development.  Mr. Jauristo has over 26 years experience in the mining industry and over the past five years was the General Manager – Corporate Development for Placer Dome Inc

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 6th day of July 2005.

TIMO JAURISTO JOINS COMPANY AS VICE PRESIDENT –

CORPORATE DEVELOPMENT

June 30, 2005

Vancouver, B.C. – Southwestern Resources Corporation (SWG-TSX) is pleased to announce that Timo Jauristo has joined the Company, effective July 4, 2005 in the capacity of Vice President, Corporate Development.  Mr. Jauristo has over 26 years experience in the mining industry and over the past five years was the General Manager – Corporate Development for Placer Dome Inc.

Mr. Jauristo joined the Placer Group of Companies in 1990 and has held various positions including Senior Project Geologist, Executive Assistant to Vice President - Exploration, Country Manager - Spain, Regional Manager – Southeast Asia, Exploration Manager – Australia, and Manager - Business Development.  Prior to joining Placer, Mr. Jauristo worked for Newmont Australia, CSR Limited and Geopeko.  Mr. Jauristo was part of the team that discovered the Osborne copper-gold deposit in Queensland.

Most recently, Mr. Jauristo was involved in Placer’s acquisition of the North Mara gold mine in Tanzania for U.S. $300 million, and the successful takeover of Auriongold for U.S. $800 million.

John Paterson, President, states, “Timo brings to our Company and its shareholders a wealth of knowledge concerning the evaluation of mining projects.  Timo’s contacts in the industry through his many years of evaluating, overseeing due diligence, and negotiating for a wide variety of gold related opportunities will be invaluable as the Company moves forward.”

Thomas Beattie has resigned as Vice President – Corporate Development and has been appointed Vice President – Corporate Affairs.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com